UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIRTUALSCOPICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

928269-10-9
(CUSIP Number)

Saara Totterman
101 Stoneleigh Court, Rochester, New York 14618
585-596-3886

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Document contains 4 Pages.

CUSIP No. 928269-10-9	SCHEDULE 13D/A	Page 2 of 4 Pages

1	Names of Reporting Persons Saara Totterman
2	Check the Appropriate Box if a Member of a Group (a) [] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Finland
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 993,112
	8	Shared Voting Power 0
	9	Sole Dispositive Power 993,112
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 993,112
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 4.3%
14	Type of Reporting Person IN

CUSIP No. 928269-10-9	SCHEDULE 13D/A	Page 3 of 4 Pages

1	Names of Reporting Persons Jose Tamez-Pena
2	Check the Appropriate Box if a Member of a Group (a) [] (b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Mexico
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 1,735,930
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,735,930
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,735,930
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 7.5%
14	Type of Reporting Person IN

CUSIP No. 928269-10-9	SCHEDULE 13D/A	Page 4 of 4 Pages

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2008 (the "Original Filing"). Unless specifically hereby amended, the information in the Original Filing remains unchanged. Unless otherwise defined herein, all defined terms used herein have the same meaning as in the Original Filing.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended so as to effectuate the replacement of the letter attached as Exhibit A to the Original Filing with the following:

Exhibit A -	Revised letter from Ms. Totterman and Mr. Tamez-Pena to shareholders dated April 25, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2008

/s/ Saara Totterman
Saara Totterman

/s/ Jose Tamez-Pena
Jose Tamez-Pena